UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 0-5734

The Retirement Plan of Agilysys, Inc.

Agilysys, Inc.

28925 Fountain Parkway

Solon, Ohio 44139

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Retirement Plan of Agilysys, Inc.

December 31, 2010 and 2009, and Year Ended December 31, 2010

With Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Retirement Plan of Agilysys, Inc.

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009, and

Year Ended December 31, 2010

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Retirement Committee

The Retirement Plan of Agilysys, Inc.

We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Agilysys, Inc. as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 29, 2011

The Retirement Plan of Agilysys, Inc.

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value (see Notes 2 and 5)	$108,716,289	$97,860,981
Notes receivable from participants	2,008,582	1,726,256

Total assets, at fair value	110,724,871	99,587,237

Adjustment from fair value to contract value for fully benefit-responsive contracts	(1,787,350)	(1,236,072)

Net assets available for benefits	$108,937,521	$98,351,165

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$2,271,467
Net appreciation in fair value of investments (see Note 4)	9,549,153

Total net investment gain	11,820,620

Contributions:
Employer	2,541
Participants	6,804,429
Rollovers and other	620,509

Total contributions	7,427,479

Total additions	19,248,099

Deductions
Benefits paid to participants and rollover plans	8,634,110
Administrative expenses (see Note 3)	27,633

Total deductions	8,661,743

Net increase	10,586,356

Net assets available for benefits:
Beginning of year	98,351,165

End of year	$108,937,521

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

December 31, 2010 and 2009, and

Year Ended December 31, 2010

1. Description of Plan

The following description of The Retirement Plan of Agilysys, Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement and the summary Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Agilysys, Inc. (the Company and Plan Administrator) and certain of its subsidiaries as defined in the summary Plan document. At December 31, 2010, eligible employees may participate in the Plan after completing 60 days of continuous service.

The assets of the Plan are maintained by State Street Bank and Trust Company (the Trustee). MassMutual Financial Services (Recordkeeper) serves as the funding agent of the Plan and has entered into an arrangement with the Trustee to provide recordkeeping and certain other services to the Plan that would otherwise be handled by the Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 50% of their annual pre-tax compensation (or after-tax compensation for Roth 401k contributions), provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. The Company may make discretionary contributions to the Plan each year for the benefit of all eligible employees. Effective July 1, 2007, the Company contributed a 100% matching contribution on the first 1% of compensation and a 50% matching contribution on the next 5% of compensation that a participant contributed to the Plan. Effective September 7, 2009, the Company suspended the employer matching contribution to the Plan. In February 2010, the Company announced that the employer matching contribution to the Plan would be reinstated effective January 1, 2011. Employees who attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Additional profit sharing amounts may be contributed at the discretion of the Company’s senior management. The additional profit sharing contributions may be made in cash or in common shares of the Company (Company Shares), provided that not more than 50% of the aggregate contribution for a Plan year is made in Company Shares. No profit sharing contributions were made to the Plan during the year ended December 31, 2010.

The Plan allows for automatic enrollment with a 6% contribution of an eligible participant’s compensation as soon as possible following 60 days after the date of hire, unless the participant has affirmatively elected a different contribution level or elected not to contribute to the Plan. The Company will invest these automatic contributions along with the Company matching contributions, if any, in the applicable MassMutual Select Destination Retirement Series fund, with a target year closest to the year the participant will reach age 65, on behalf of the participant until an affirmative election is received from the participant.

Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions, and any additional contributions not made in Company Shares in 1% increments. The Company may direct that Company Shares contributed to the Plan for annual contributions be invested initially in the Agilysys Company Stock Fund. Participant and Company contributions are eligible to be transferred to any of the investment options of the Plan.

Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of prior contributions together with earnings (in increments of 1%) transferred from any fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose.

Effective April 1, 2008, the Plan was amended to allow for after-tax Roth 401(k) contributions and direct rollovers of designated Roth 401(k) accounts from other qualified retirement plans.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting the participant’s contributions, the Company’s matching contributions, loans, withdrawals, transfers, and an allocation of (a) the Company’s profit sharing contributions based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, and realized and unrealized gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company’s matching and profit sharing contributions portion of their accounts based on years of continuous service. Effective July 1, 2007, Company matching contributions are on a two-year cliff vesting schedule (Safe Harbor Match). Profit sharing contributions are 100% vested after 5 years of credited service.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $322,000 and $150,000, respectively. These accounts are used to offset future administrative expenses of the Plan and employer matching or profit sharing contributions.

Notes Receivable from Participants

Participants may borrow from their vested interest, as defined, a minimum of $1,000 up to a maximum not to exceed the lesser of 50% of their vested interest or $50,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and accrue interest at 1 percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through payroll deductions. Participants may not have more than two loans outstanding at any time. A participant with two loans outstanding may not apply for another loan until one of the existing loans is repaid in full and may not refinance an existing loan or obtain a third loan for the purpose of repaying an existing loan. Existing loans may be pre-paid at any time without penalty.

Payment of Benefits

On termination of service or upon death, disability, or retirement, participants may receive a benefit payment, which is generally available in the single sum payment form equal to the value of the participant’s vested interest in his or her account. Distribution of the participant’s account must commence by April 1 following the end of the calendar year in which the participant attains age 70 1/2.

A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59 1/2 or upon determination that a serious financial hardship exists. Hardship withdrawals from the Safe Harbor Match source are not permitted.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the Company elects to pay such amounts. The Company has elected to pay audit and consulting fees directly.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

1. Description of Plan (continued)

Agilysys Stock Fund

The Plan invests in Company Shares through the Agilysys Stock Fund. The Agilysys Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund balance. The Company has implemented a dividend pass through election for its participant.

Effective July 1, 2007, amounts invested in the Agilysys Stock Fund that exceeded 25% of a participant’s total account balance were transferred into the Plan’s stable value investment option. As of the first day of each subsequent calendar quarter, amounts invested in the Agilysys Stock Fund that exceed 35% of a participant’s total account balance are transferred into the Plan’s stable value investment option.

Each participant is entitled to exercise voting rights attributable to the Company Shares in his or her account. Prior to the time such rights are to be exercised, each participant is sent a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how Company Shares should be voted. If a participant does not provide the Trustee with instructions as to how Company Shares should be voted then, as provided in the Charter of the Retirement Plan Committee of Agilysys, Inc. adopted on July 1, 2008, such Company Shares are voted proportionately in accordance with the instructions received from other participants in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, suspend, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses is necessary, and therefore none has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

See Note 5 for further discussion and disclosures related to fair value measurements.

The Plan’s investments in common stocks and Company Shares are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in mutual funds is based on quoted redemption values on the last business day of the plan year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan maintains an investment in the MassMutual Core SAGIC fund (SAGIC), which is a pooled separate account insured by a general account guarantee to preserve principal and pay a stated rate of return. The general account guarantee protects the separate account from daily fluctuations in the bond market. The fair value of the SAGIC, which is not traded in an active market, was determined by the unit value of the fund, which was calculated based on the market value of the underlying investments held by the fund at the end of the plan year and is presented in Note 5. Authoritative guidance issued by the FASB requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and expenses. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contributions to the SAGIC were invested in high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans, and short-term investments. Investments in the SAGIC were carried at contract value in the participants’ accounts, as described above. The adjustments to contract value for the SAGIC at December 31, 2010 and 2009 are shown in the aggregate on the Statements of Net Assets Available for Benefits and the SAGIC has been adjusted to contract value on the Schedule of Assets (Held at End of Year). Under the SAGIC agreement, the issuer does not guarantee payment of withdrawals at contract value as a result of premature termination of the contracts by the Plan or upon Plan termination. The Plan Administrator has not expressed any intention to take either of these actions. The yield earned by these fully-benefit responsive contracts at December 31, 2010 and 2009, was 4.29% and 4.95%, respectively. The yield credited to these fully-benefit responsive contracts at December 31, 2010 and 2009, was 4.80% and 4.90%, respectively.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance with respect to reporting loans to participants under defined contribution pension plans. This authoritative guidance requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Plan adopted the provisions of this authoritative guidance on January 1, 2010, as required. Participant loans have been reclassified to “Notes receivable from participants” as of December 31, 2010 and 2009. Interest income related to participant loans has been included in “Interest and dividend income.” The adoption of this guidance did not have an impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued authoritative guidance providing that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and providing information on how to determine the appropriate classes of assets and liabilities to be presented. This guidance also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, this guidance introduces new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until reporting periods beginning after December 15, 2010, this guidance becomes effective for reporting periods beginning after December 15, 2009. The Plan adopted the required provisions of this authoritative guidance on January 1, 2010, as required. The adoption of these provisions did not have an impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

3. Transactions With Parties in Interest

Party-in-interest transactions include the investment in the funds of the Recordkeeper, purchases or sales of Company Shares and receipt of the related dividend income, if any, and the payment of administrative expenses by the Plan. Such transactions are exempt from being prohibited transactions.

The Plan purchased Company Shares for $924,216 and sold Company Shares for $708,694. The Company did not pay dividends on its Company Shares during the year ended December 31, 2010.

4. Investments

The following table presents investments at fair value that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2010	2009
American Funds EuroPacific Growth Fund	$8,443,836	$9,297,369
MassMutual Core SAGIC	22,383,130	21,850,067
MassMutual Select Small Company Value Fund	8,701,727	7,487,438
MassMutual Select Destination Retirement 2020 Fund	9,049,114	7,814,010
MassMutual Select Destination Retirement 2030 Fund	5,672,280	(a	)
Oppenheimer Capital Appreciation Fund	9,065,622	9,263,418
MassMutual Select Mid Cap Growth Equity II Fund	8,994,844	7,231,866
Vanguard Institutional Index Fund	9,975,574	8,582,636

(a)	Investment is less than 5 percent.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2010
Company Shares	$(425,694)
Common stocks	48,780
Mutual funds	9,926,067

$9,549,153

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value of financial assets and liabilities are measured on a recurring or non-recurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. In determining fair value of financial assets and liabilities, the Plan uses various valuation techniques. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant discretion. For other financial instruments, pricing inputs are less observable in the market and may require judgment. The availability of pricing inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction.

The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

5. Fair Value Measurements (continued)

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Plan’s investments measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Company Shares and Common stocks:	Valued at the closing price reported on the active market on which the individual securities are traded.

Lifecycle funds and Mutual funds:	Valued at the net asset value of the shares held by the Plan at year end.

Stable value fund:	Valued at fair value based on the unit value of the fund, which is based on the market value of the underlying assets held in the account at the close of business at the end of the plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no significant transfers between Levels 1, 2, and 3 during the years ended December 31, 2010 and 2009.

The following table presents by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Company Shares	$1,034,185	$—	$—	$1,034,185
Common stock:
US equities	224,857	—	—	224,857
International equities	77,470	—	—	77,470
Lifecycle funds (a)	21,457,995	—	—	21,457,995
Stable value fund (b)	—	—	22,383,130	22,383,130
Mutual funds:
US equities	55,080,313	—	—	55,080,313
International equities	8,458,339	—	—	8,458,339

Total investments at fair value	$86,333,159	$—	$22,383,130	$108,716,289

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company Shares	$1,222,482	$—	$—	$1,222,482
Common stock:
US equities	337,610	—	—	337,610
International equities	100,277	—	—	100,277
Lifecycle funds (a)	17,772,378	—	—	17,772,378
Stable value fund (b)	—	—	21,850,067	21,850,067
Mutual funds:
US equities	47,267,351	—	—	47,267,351
International equities	9,310,816	—	—	9,310,816

Total investments at fair value	$76,010,914	$—	$21,850,067	$97,860,981

(a)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These funds share the common goal of first growing and then later preserving principal and contain a mix of US common stocks, US issued bonds, and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.
(b)	This category includes a pooled separate account insured by a general account guarantee that is designed to deliver safety and stability by preserving principal and accumulating earnings. The general account guarantee protects the separate account from daily fluctuations in the bond market. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions and the Company may also elect to liquidate its entire share in the fund at any time without restriction. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009
Stable Value Fund:
Balance at January 1	$21,850,067	$22,464,276
Realized gains/(losses)	—	—
Unrealized gains relating to instruments still held at the reporting date	551,278	1,070,571
Purchases, sales, issuances, and settlements, net	(18,215)	(1,684,780)

Balance at December 31	$22,383,130	$21,850,067

6. Income Taxes

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service dated May 11, 2009, stating that the written form of the underlying volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

6. Income Taxes (continued)

Accounting principles generally accepted in the United States require the Plan Administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8. Subsequent Event

On May 28, 2011, the Company entered into an agreement to sell its Technology Solutions Group (“TSG”) business for an aggregate purchase price of $64 million in cash to OnX Enterprise Solutions Limited and its subsidiary OnX Acquisition LLC. The transaction is subject to approval by Agilysys shareholders, as well as, several other contingencies. Upon the closing of the TSG sale, which is expected to occur during the Company’s fiscal 2012 second quarter, which ends September 30, 2011, the Company has determined that a partial termination of the plan may occur. As a result, all participants who are TSG employees will become fully vested in their accounts.

The Retirement Plan of Agilysys, Inc.

EIN #34-0907152 Plan #001

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issuer		Description of Investment	Current Value
Mutual Funds:
	American Funds EuroPacific Growth Fund	204,402 units	$8,443,836
*	MassMutual Premier Core Bond Fund	496,063 units	5,436,851
*	MassMutual Premier High Yield Fund	115,652 units	1,010,836
*	MassMutual Premier Money Market Fund	18,331 units	18,331
*	MassMutual Select Destination Retirement 2010 Fund	88,818 units	897,952
*	MassMutual Select Destination Retirement 2020 Fund	924,322 units	9,049,114
*	MassMutual Select Destination Retirement 2030 Fund	578,214 units	5,672,280
*	MassMutual Select Destination Retirement 2040 Fund	461,023 units	4,541,077
*	MassMutual Select Destination Retirement 2050 Fund	65,017 units	563,699
*	MassMutual Select Destination Retirement Income Fund	74,429 units	733,873
*	MassMutual Select Focused Value Fund	189,708 units	3,344,552
*	MassMutual Select Fundamental Value Fund	375,807 units	3,942,218
*	MassMutual Select Mid Cap Growth Equity II Fund	570,739 units	8,994,844
*	MassMutual Select Mid-Cap Value Fund	114,713 units	1,157,453
*	MassMutual Select Small Cap Growth Equity Fund	174,263 units	3,006,041
*	MassMutual Select Small Company Value Fund	633,314 units	8,701,727
	Oppenheimer Capital Appreciation Fund	199,069 units	9,065,622
	Vanguard Institutional Index Fund	86,737 units	9,975,574

Pooled Separate Account:
*	MassMutual Core SAGIC	1,561,157 units	20,595,780

Common Stocks:
	Self-Directed Brokerage Account		743,094
*	Agilysys Common Shares	259,997 units	1,034,185

Other:
*	Notes receivable from participants	Interest rates from 4.25% to 10% due by or prior to 2025	2,008,582

	Total		$108,937,521

*	Represents party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement Plan of Agilysys, Inc.

June 29, 2011

/s/ Henry R Bond
Henry R. Bond
Senior Vice President and Chief Financial Officer

The Retirement Plan of Agilysys, Inc.

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm.